April 6, 2009

Via EDGAR

Mr. Mark Wojciechowski

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St., N.E.

Washington, D.C.  20549

Re:	Cano Petroleum, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2008
Filed September 11, 2008
File No. 1-32496

Amendment No. 1 to Form 10-K for the Fiscal Year Ended June 30, 2008
Filed October 28, 2008
File No. 1-32496

Response letter dated March 6, 2009
File No. 1-32496

Dear Mr. Wojciechowski:

As discussed on your call with Cano Petroleum, Inc. (“Cano”) on Monday afternoon, due to the need for Cano and the Securities and Exchange Commission to continue to discuss the remaining accounting issue and the need for Cano to gather the applicable sales contracts and material amendments for filing and prepare Confidential Treatment Requests regarding portions of such sales contracts and material amendments, Cano plans to respond by April 21, 2009 to the letter from the Securities and Exchange Commission dated March 24, 2009.  You can reach me at 214.651.5119 if you have any questions.

Very truly yours,

/s/ W. BRUCE NEWSOME

W. Bruce Newsome

Direct Phone Number: 214.651.5119

Direct Fax Number: 214.200.0636

Bruce.newsome@haynesboone.com

cc:         Phillip Feiner